Exhibit 99.1

EXECUTION VERSION

ArcelorMittal

Underwriting Agreement

Crédit Agricole Corporate and Investment Bank

9, Quai du Président Paul Doumer

92920 Paris

La Défense Cedex

Deutsche Bank AG, London Branch

1 Great Winchester Street

EC2N 2DB, London

United Kingdom

Goldman, Sachs & Co.

200 West Street

New York, New York, 10282

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park,

New York, New York, 10036

As Representatives of the several Underwriters

listed in Schedule 1 hereto

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to (i) issue and sell an aggregate of $2,250,000,000 principal amount of its 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Notes”), and (ii) sell an aggregate of 104,477,612 common shares, without nominal value, of the Company (the “Shares”), each to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”). The Notes and the Shares are herein referred to collectively as the “Securities.”

The Notes will be issued pursuant to an Indenture to be dated as of January 16, 2013 between the Company, Wilmington Trust, National Association, as trustee (the “Trustee”), and Citibank, N.A., as securities administrator (the “Securities Administrator”), as supplemented by a supplemental indenture thereto to be dated as of January 16, 2013 (as supplemented, the “Indenture”). The Notes will be mandatorily convertible into shares (the “Underlying Shares”) of new and/or existing ordinary shares of the Company (the “Ordinary Shares”) in accordance with their terms and the terms of the Indenture.

The Company hereby confirms its agreement with the several Underwriters concerning the purchase and sale of the Securities, as follows:

1. Registration Statement. The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3 (File No. 333-179763), as amended by Post-Effective Amendment No. 1, filed on January 9, 2013, including a base prospectus (as amended, the “Base Prospectus”), to be used in connection with the public offering and sale of the Notes and Ordinary Shares to be issued from time to time by the Company. The Company has also filed, or proposes to file, with the Commission pursuant to Rule 424 under the Securities Act prospectus supplements specifically relating to the Securities (the “Prospectus Supplements”). The registration statement, as amended at the time it becomes effective, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness, is referred to herein as the “Registration Statement”; and as used herein, the term “Prospectus” means the Base Prospectus as supplemented by the prospectus supplements specifically relating to the Securities in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities and the term “Preliminary Prospectus” means the preliminary prospectus supplements specifically relating to the Securities together with the Base Prospectus. All references in this Agreement to financial statements and schedules and other information which is “given,” “contained,” “included,” “stated” or “described” in the Registration Statement, any Preliminary Prospectus or Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that are incorporated by reference in or otherwise deemed by the rules and regulations under the Securities Act to be a part of or included in the Registration Statement, any Preliminary Prospectus or Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, any Preliminary Prospectus or Prospectus (or other references of like import) shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934 (the “Exchange Act”) which is incorporated by reference in or otherwise deemed by the rules and regulations under Securities Act to be a part of or included in the Registration Statement, such Preliminary Prospectus or Prospectus, as the case may be.

Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus. References herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or Prospectus shall be deemed to refer to and include the documents incorporated by reference therein. For purposes of this Agreement, the term “Effective Time” means the effective date of the Registration Statement with respect to the offering of the Securities, as determined for the Company pursuant to Section 11 of the Securities Act and Item 512 of Regulation S-K, as applicable.

At or prior to the time when sales of Securities will first be made, the Company will prepare certain information, which will be identified in Schedule 2 hereto and which, together with the Preliminary Prospectus most recently used prior to the execution of this Agreement, constitute the “Time of Sale Information” for such offering of Securities. The “Time of Sale” is defined as 6:30 P.M., New York City time, on January 9, 2013.

2. Purchase of the Securities by the Underwriters. (a) The Company agrees to issue and sell the Notes to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Notes set forth opposite such Underwriter’s name in Schedule 1 hereto at a price (the “Purchase Price”) equal to 100% of the principal amount thereof plus accrued interest, if any, from January 9, 2013 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Notes except upon payment for all the Notes to be purchased as provided herein.

The Company agrees to sell the Shares to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective number of Shares set forth opposite such Underwriter’s name in Schedule 1 hereto at a price per share (the “Purchase Price”) of Euro 12.83 or $ 16.75 per Share, as applicable based on the split between allocations settled in Euros and Dollars, respectively, as notified in writing to the Company by the Representatives on behalf of the Underwriters as soon as practicable prior to the applicable Closing Date. The Company will not be obligated to deliver any of the Shares except upon payment for all the Shares to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

(b) Payment for the Securities shall be made by wire transfer in immediately available funds to the account specified by the Company to the Representatives at the offices of Davis Polk & Wardwell LLP at 9:30 A.M., New York City time, on January 14, 2013 in respect of the Shares (the “Shares Closing Date”) and at 9:30 A.M., New York City time, on January 16, 2013 in respect of the Notes (the “Notes Closing Date” and each of the Shares Closing Date and the Notes Closing Date, a “Closing Date”), or, in each case, at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Company may agree upon in writing.

Payment for the Securities to be purchased on the applicable Closing Date shall be made against delivery to the Representatives for the respective accounts of the several Underwriters of Shares, and, in respect of the Notes, one or more global notes (the “Global Notes”), with any transfer taxes payable in connection with the sale of such Securities duly paid by the Company. Delivery of the Notes and the Shares paid for in Dollars shall be made through the facilities of The Depository Trust Company (“DTC”); delivery of the Shares paid for in Euros shall be made through Euroclear Nederland; provided that delivery of shares to Lumen Investments

S.à.r.l. (“Lumen”) will be of shares directly registered in the Luxembourg shareholders’ register. The Global Notes will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Notes Closing Date.

(c) The Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Securities (including in connection with determining the terms of the transactions contemplated by the Prospectus) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, no such Underwriter is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and such Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by such Underwriters of the Company, the transactions contemplated thereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or any other person.

(d) As compensation to the Underwriters for their commitments hereunder, the Company will pay, or cause to be paid, to the Representatives, for the account of the several Underwriters, an aggregate base fee equally split among the Underwriters equal to 1.0% of the Underwriter Purchase Amount, and may, at its sole discretion, pay an aggregate incentive fee of up to 0.5% of the Underwriter Purchase Amount (for the account of the Representatives in such proportions as shall be determined by the Company). The Company will also pay, or cause to be paid, for the account of Goldman, Sachs & Co., a co-ordination fee equal to 0.2% of the Underwriter Purchase Amount. For the purposes of this Section 2(d), the “Underwriter Purchase Amount” shall mean $3,400,000,000. On the applicable Closing Date, the Representatives may deduct such compensation from the proceeds paid pursuant to paragraph (b) above.

3. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter that:

(a) Registration Statement and Prospectus. The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 under the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission; as of the Effective Time, the Registration Statement complied in all material respects with the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Trust Indenture Act”), and did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the applicable Closing Date, the Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) any statements or omissions in the Registration Statement and the Prospectus and any amendment or supplement thereto made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(b) Time of Sale Information. The Time of Sale Information, at the Time of Sale, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in such Time of Sale Information.

(c) Issuer Free Writing Prospectus. The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Preliminary Prospectus, (iii) the Prospectus, (iv) the documents listed on Schedule 2 hereto, (v) the press releases announcing the offering of the Securities, and (vi) any electronic road show that is a “written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or other written communications, in each case approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Time of Sale Information accompanying, or delivered prior to delivery of, or filed prior to the first use of such Issuer Free Writing Prospectus, did not, at the Time of Sale, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein and any supplement or amendment deemed to be a part thereof that has not been superseded or modified; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in any Issuer Free Writing Prospectus.

(d) Incorporated Documents. The documents incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Information, when filed with the Commission, conformed or will conform, as the case may be, in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Financial Statements. The financial statements and the related notes thereto included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods covered thereby, and the supporting schedules included or incorporated by reference in the Registration Statement present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby.

(f) No Material Adverse Change. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, (i) there has not been any change in the capital stock or long-term debt of the Company or any of its significant subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or any development involving a future material adverse change, in or affecting the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its significant subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its significant subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus.

(g) Incorporation and Valid Existence. The Company and each of its significant subsidiaries are duly incorporated and are validly existing under the laws of their respective jurisdictions of incorporation, with full power and capacity to own or lease their respective property and assets and conduct their respective business as described in the Registration Statement, the Time of Sale Information and the Prospectus, and are lawfully qualified to do business in those jurisdictions in which business is conducted by them, except where the failure to be so qualified, validly existing or have such power or capacity would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement or the Notes (a “Material Adverse Effect”).

(h) Capitalization. All the outstanding shares of capital stock or other equity interests of the Company and each significant subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and in case of shares in significant subsidiaries of the Company are owned directly or indirectly by the Company, free and clear of any lien (other than liens created by operation of law), charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party (except that, in each case, no representation is made with respect to shares or other equity interests that are not owned, directly or indirectly, by the Company or in the case of any foreign significant subsidiary, for directors’ qualifying shares), and except as otherwise described in each of the Registration Statement, the Time of Sale Information and the Prospectus (including the documents incorporated by reference therein).

(i) Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement, the Share Lending Agreement dated January 9, 2013 between Lumen and the Company (the “Share Lending Agreement”), the Notes and the Indenture (collectively, the “Transaction Documents”) and to perform its respective obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(j) The Indenture. The Indenture has been duly authorized by the Company, duly qualified under the Trust Indenture Act and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity (collectively, the “Enforceability Exceptions”).

(k) The Notes. The Notes have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(l) Underwriting Agreement and the Share Lending Agreement. This Agreement and the Share Lending Agreement have been duly authorized, executed and delivered by the Company.

(m) The Shares. The Shares to be sold by the Company hereunder have been duly authorized and are validly issued and will conform to the descriptions thereof in the Registration Statement, the Time of Sale Information and the Prospectus; and the delivery of the Shares is not subject to any preemptive or similar rights. To the knowledge of the Company, Lumen has, and immediately prior to the date on which it lends Shares to the Company pursuant to the Share Lending Agreement, Lumen will have good and valid title to the Shares to be so loaned to the Company, free and clear of all liens (except for liens existing by operation of law), encumbrances, equities or claims.

(n) The Underlying Shares. Upon issuance and delivery of the Notes in accordance with this Agreement and the Indenture, the Securities will be mandatorily convertible into the Underlying Shares (either now or subsequently held by the Company or borrowed pursuant to the Share Lending Agreement) in accordance with the terms of the Notes and the Indenture. The Company will convene a general meeting of shareholders as soon as possible (the “Shareholders Meeting”) where a resolution (the “Resolution”) will be submitted to (i) approve sufficient authorized share capital, which will enable the Company, among other things, to return any Ordinary Shares borrowed under the Share Lending Agreement, and (ii) to delegate authority to the Board of Directors pursuant to article 5 of the Company’s Articles of Association to issue new Ordinary Shares to satisfy conversion requests and to waive preferential subscription rights of existing shareholders. Upon such approval, the issuance of new Ordinary Shares upon conversion of the Notes will have been duly authorized by the Company, and, such new Ordinary Shares will, upon issue in accordance with the terms of, and against delivery of, the Notes, be validly issued, fully paid and non-assessable, and the issuance of the new Ordinary Shares will not be subject to any preemptive or similar rights.

(o) Ordinary Shares. The Ordinary Shares conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Prospectus and the Prospectus. All of the issued and outstanding shares of Ordinary Shares have been duly authorized and validly issued, are fully paid and nonassessable. None of the outstanding shares of Ordinary Shares were issued in violation of any preemptive or similar rights.

(p) Descriptions of the Transaction Documents. Each Transaction Document conforms in all material respects to the description thereof contained in each of the Registration Statement, the Time of Sale Information and the Prospectus.

(q) No Violation or Default. Neither the Company nor any of its significant subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its significant subsidiaries is a party or by which the Company or any of its significant subsidiaries is bound; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to it, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(r) No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party, the issuance and sale of the Notes (including,the delivery of existing Ordinary Shares or the issuance of new Ordinary Shares, subject to the approval of the Resolution, upon conversion thereof), the issuance and sale of the Shares, and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents and the Prospectus do not or will not, as the case may be (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its significant subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its significant subsidiaries is a party or by which the Company or any of its significant subsidiaries is bound or to which any of the property or assets of the Company or any of its significant subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its significant subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(s) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for (i) the issuance and sale of the Notes (including the delivery of Ordinary Shares upon conversion thereof and except that the delivery of new Ordinary Shares exceeding the available un-issued authorised share capital is subject to the approval of the Resolution), (ii) compliance by the Company with the terms of the Notes, (iii) issuance and sale of the Shares, (iv) the execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party, and (v) the consummation of the transactions contemplated by the Transaction Documents and the Prospectus, except for such consents, approvals, authorizations, orders and registrations or qualifications (a) as have been obtained under the Securities Act and the Trust Indenture Act, (b) as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters, and (c) as may be required for any admission to listing of the Notes or the Ordinary Shares on the New York Stock Exchange and on all other exchanges where the Ordinary Shares of the Company are currently listed.

(t) Legal Proceedings. Except as described in the Registration Statement, the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its significant subsidiaries is a party or to which any property of the Company or any of its significant subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of its significant subsidiaries, would have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are, to the knowledge of the Company, threatened by any governmental or regulatory authority or by others.

(u) Independent Accountants. Deloitte Audit, who has audited certain financial statements of the Company and its subsidiaries, included or incorporated by reference in each of the Registration Statement, Time of Sale Information and the Prospectus, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

(v) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(w) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(x) Status under the Securities Act. The Company is not an ineligible issuer and is a well-known seasoned issuer, in each case as defined under the Securities Act and in each case at the times specified in the Securities Act in connection with the offering of the Securities.

(y) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its significant subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its significant subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect and except as described in the Registration Statement, the Time of Sale Information and the Prospectus.

(z) Title to Real and Personal Property. The Company and its significant subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its significant subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its significant subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(aa) Licenses and Permits. The Company and its significant subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Time of Sale Information and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of its significant subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(bb) Disclosure Controls. The Company maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act); such disclosure controls and procedures are effective. The Company has carried out an evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(cc) Taxes. The Company and its significant subsidiaries have paid all material federal, state, local and foreign taxes and filed all material tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in each of the Time of Sale Information and the Prospectus, there is no material tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its significant subsidiaries or any of their respective properties or assets.

(dd) Accounting Controls. The Company and its significant subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(ee) Compliance with OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer or employee of the Company or any of its significant subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ff) No Unlawful Payments. Neither the Company nor any of its significant subsidiaries nor, to the knowledge of the Company, any director, officer or employee acting on behalf of the Company or any of its significant subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977.

(gg) No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities or the Ordinary Shares. The Company acknowledges that the Underwriters may engage in market making transactions in the Securities and Ordinary Shares in accordance with Regulation M under the Exchange Act.

(hh) Sarbanes-Oxley Act. There is and has been no material failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(ii) No Restrictions or Withholding Taxes on Payments. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in Luxembourg or in the United States in connection with the execution and delivery of this

Agreement, the Share Lending Agreement, the Indenture, the issuance or sale of the Notes, and the sale of the Shares. Other than as described in the Time of Sale Information and the Prospectus, under the current laws and regulations of Luxembourg, all payments of principal, premium (if any) and interest on the Notes, and all dividends and distributions on the Shares, may be paid by the Company to the registered holder thereof in U.S. dollars (that may be obtained through conversion of the Euro) that may be freely transferred out of Luxembourg, and all such payments and other distributions made to holders of the Securities who are non-residents of Luxembourg will not be subject to Luxembourg income, withholding or other taxes under the laws and regulations of Luxembourg and are otherwise free and clear of any other tax, duty withholding or deduction in Luxembourg and without the necessity of obtaining any governmental authorization in Luxembourg.

4. Further Agreements of the Company. The Company covenants and agrees with each Underwriter that:

(a) Filings with the Commission. The Company will (i) pay the registration fees for the registration of the Securities within the time period required by Rule 456(b)(1)(i) under the Securities Act and in any event prior to the Closing Date and (ii) file the Prospectus in a form approved by the Underwriters with the Commission pursuant to Rule 424 under the Securities Act not later than the close of business on the second business day following the date of determination of the public offering price of the Securities or, if applicable, such earlier time as may be required by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act. The Company will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and the Company will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representatives may reasonably request.

(b) Delivery of Copies. The Company will deliver, without charge, to each Underwriter during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto) and each Issuer Free Writing Prospectus (if applicable) as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the reasonable opinion of counsel for the Underwriters a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(c) Amendments or Supplements; Issuer Free Writing Prospectuses. Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably objects within a reasonable time.

(d) Notice to the Representatives. The Company will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to any Prospectus or any amendment to any Prospectus or any Issuer Free Writing Prospectus has been filed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to any Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request during the offering period by the Commission for any additional information; (iv) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or any Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which any Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when any Prospectus, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vi) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (vii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or any Prospectus or suspending any such qualification of the Securities and, if any such order is issued, to obtain as soon as possible the withdrawal thereof.

(e) Time of Sale Information. If at any time prior to the applicable Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement any of the Time of Sale Information to comply with applicable law, the Company will promptly notify the Underwriters thereof and promptly prepare and, subject to paragraph (b) above, furnish to the Underwriters such amendments or supplements to any of the Time of Sale Information as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading or so that any of the Time of Sale Information will comply with applicable law.

(f) Ongoing Compliance. If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with applicable law, the Company will promptly notify the Underwriters thereof and promptly prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Prospectus as may be necessary so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with applicable law.

(g) Blue Sky Compliance. The Company will arrange, if necessary, for the qualification of the Securities for offer and sale by the Underwriters under the laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for the offer and sale of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) Earning Statement. The Company will make generally available to its security holders and the Representatives as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder.

(i) Clear Market. For a period of 180 days after the date of the Prospectus, the Company will not (and will not announce the intention to) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Ordinary Shares of the Company, or any options or warrants to purchase any Ordinary Shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares of the Company, whether now owned or hereinafter acquired, owned directly by the Company (including holding as a custodian) or with respect to which the Company has beneficial ownership, without the prior written consent of the Representatives, other than: (a) the Notes to be sold hereunder and the Underlying Shares of the Company to be delivered upon conversion or exchange thereof; (b) the Shares; (c) the Ordinary Shares to be offered and sold pursuant to any existing employee benefit plans, employee share offering or employee stock option plan (including any amendment or renewal thereof) of the Company and its subsidiaries; (d) the Ordinary Shares to be delivered under the Company’s OCEANE due 2014 issued on April 1, 2009; (e) the Ordinary Shares to be delivered under the Company’s 5.00% Convertible Senior Notes due 2014 issued on May 6, 2009; (f) any Ordinary Shares to be delivered as executive or employee compensation, including pursuant to any stock option plan of the Company or bonuses paid in shares, or to fund any pension plan of the Company or its subsidiaries; (g) any new or existing shares of the Company to be delivered pursuant to the Company’s Employee Share Purchase Programme (as defined in the documents incorporated by reference into the Time of Sale Information and the Prospectus); (h) any new or existing shares of the Company issued as dividends in kind; (i) any shares or other equity securities of the Company issued in connection with a hostile public offering; (j) the Ordinary Shares to be delivered to Lumen in respect of its claim for re-delivery of shares under the Share Lending Agreement, or (k) shares or other equity securities of the Company issued as consideration for mergers or acquisitions or any other contribution in kind, provided that (in the case of clause (k) only) any recipient of such securities irrevocably agrees to the obligations set out in this paragraph for its remaining duration. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, the Company issues an earnings release or announces material news or a material event or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, the restrictions imposed by this provision shall continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

(j) Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Information and the Prospectus under the heading “Use of Proceeds”.

(k) No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities or the Ordinary Shares and will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the Securities.

(l) Filing of Exchange Act Documents. The Company will file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act during the Prospectus Delivery Period.

(m) Record Retention. The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(n) Underlying Shares. Following the approval of the Resolution, the Company will reserve and/or keep available at all times, free of preemptive rights, the maximum number shares of Ordinary Shares required for the purpose of enabling the Company to satisfy all obligations to deliver Ordinary Shares upon conversion of the Notes. The Company will use its best efforts to cause the Ordinary Shares to continue to be eligible for listing on the New York Stock Exchange or any other U.S. national securities exchange or an established automated over-the-counter trading market in the United States.

(p) Listing. The Company has submitted an application for the Securities to be listed and admitted to trading on the New York Stock Exchange, which, if so determined in the discretion of the Representatives in consultation with the Company, shall be completed after the date hereof. In connection with such application, the Company shall endeavor to obtain the listing as promptly as practicable and the Company shall furnish any and all documents, instruments, information and undertakings that may be necessary or advisable in order to obtain or maintain the listing, if any.

(q) Reports. So long as the Notes are outstanding, the Company will furnish to the Representatives, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Shares, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange or automatic quotation system; provided the Company will be deemed to have furnished such reports and financial statements to the Representatives to the extent they are filed on the Commission’s Interactive Data Electronic Applications system.

(r) Withholding Tax. All payments by the Company hereunder shall be made without withholding or deduction of any taxes, duties or levies. If any such withholding or deduction is required to be made with respect to any payment to any Underwriter, the Company will pay such additional amounts such that the Underwriters would receive the same amounts that would have been received absent such withholding or deduction.

5. Certain Agreements of the Underwriters. Each Underwriter hereby represents and agrees that:

(a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus listed on Schedule 2 to this Agreement or prepared pursuant to Section 3(c) or Section 4(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”).

(b) Notwithstanding the foregoing, the Underwriters may use a term sheet substantially in the form of Schedule 3 to this Agreement without the consent of the Company.

(c) It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the transactions contemplated by the Prospectus (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

(d) With effect from and including the date on which the Prospectus Directive is implemented in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), it has not made and will not make an offer of Securities to the public in that Relevant Member State other than:

(i) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives; or

(iii) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

provided that no such offer of Securities shall result in a requirement for the publication by the Company, any Representative or Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU”.

(e) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or “FSMA”) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(f) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

6. Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase the Notes or the Shares on the applicable Closing Date as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a) Registration Compliance; No Stop Order. The Registration Statement has become effective and no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests during the offering period by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the applicable Closing Date; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the applicable Closing Date.

(c) No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in any debt securities or preferred stock issued or guaranteed by the Company by any “nationally recognized statistical rating organization”, as such term is defined in Section 3(a)(62) of the Exchange Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities, any debt securities or preferred stock issued or guaranteed by the Company (other than an announcement with positive implications of a possible upgrading).

(d) No Material Adverse Change. No event or condition of a type described in Section 3(f) hereof shall have occurred or shall exist, which event or condition is not described or contemplated in each of the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto), the effect of which in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the applicable Closing Date on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(e) Officer’s Certificates. The Representatives shall have received certificates addressed to the Underwriters (x) on the date hereof and on and as of the applicable Closing Date from an authorized representative of the Company who has specific knowledge of the Company’s financial matters and is reasonably satisfactory to the Representatives, substantially in the form of Annex C hereto, and (y) on and as of the applicable Closing Date from two authorized representatives of the Company who have specific knowledge of the Company’s financial matters and are reasonably satisfactory to the Representatives (i) confirming that such officer has carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectus and, to the knowledge of such officers, the representations set forth in Sections 3(a) and 3(b) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the applicable Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(f) Comfort Letters. On the date of this Agreement and as of the applicable Closing Date, Deloitte Audit shall have furnished to the Representatives, at the request of the Company, a letter, dated the date of delivery thereof and addressed to the Underwriters, in the form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A hereto; provided that the letter delivered on the applicable Closing Date shall use a “cut-off” date no more than five business days prior to such date.

(g) Opinion and 10b-5 Statement of Counsel for the Company. Cleary Gottlieb Steen & Hamilton LLP, counsel for the Company, shall have furnished to the Representatives their written opinion and 10b-5 negative comfort letter, dated the applicable Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(h) Opinion of Luxembourg Counsel for the Company. Elvinger, Hoss & Prussen, Luxembourg counsel for the Company, shall have furnished to the Representatives their written opinion, dated the applicable Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(i) Opinion and 10b-5 Statement of Counsel for the Underwriters. The Representatives shall have received on and as of the applicable Closing Date and addressed to the Underwriters, an opinion and 10b-5 statement of Davis Polk & Wardwell LLP, counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(j) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the applicable Closing Date, prevent the issuance or sale of the Notes or the sale of the Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the applicable Closing Date, prevent the issuance or sale of the Notes or the sale of the Shares.

(k) Incorporation and Valid Existence. The Representatives shall have received on and as of the applicable Closing Date, reasonably satisfactory evidence of the due incorporation and valid existence of the Company in Luxembourg, in each case in writing or any standard form of telecommunication, from the appropriate governmental authorities of such jurisdictions.

(l) Executed Indenture. The Company shall have entered into the Indenture at the Notes Closing Date, and the Representatives shall have received executed copies thereof.

(m) Additional Documents. On or prior to the applicable Closing Date, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

(n) Lock-up Agreements. The “lock-up” agreements, each substantially in the form of Annex B hereto, relating to sales and certain other dispositions of Ordinary Shares or certain other securities, delivered to you on or before the Shares Closing Date, shall be full force and effect on the applicable Closing Date.

(o) Share Lending Agreement. The Company and Lumen shall have entered into the Share Lending Agreement.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

7. Indemnification and Contribution.

(a) Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all duly documented losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by or on behalf of such Underwriter through the Representatives expressly for use therein.

(b) Indemnification of the Company. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any duly documented losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by or on behalf of such Underwriter through the Representatives expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed that the only such information consists of the following information furnished on behalf of each Underwriter (A) in the prospectus supplements included in the Preliminary Prospectus and in the prospectus supplements included in the Prospectus related to the Shares: (i) the legal and marketing names of the Underwriters on the cover page and in the first paragraph and table under the heading “Underwriting”, (ii) the sub-paragraph “Price Stabilization, Short Positions” under the heading “Underwriting”, (iii) the first, second, third, and fourth paragraphs of the sub-paragraph “Other Relationships” under the heading “Underwriting”, and (iv) the sixth paragraph under the heading “Underwriting” (B) in the prospectus supplement included in the Preliminary Prospectus relating to the Notes and in the prospectus supplement the Prospectus relating to the Notes: (i) the first paragraph of the sub-paragraph “Commissions and Discounts” under the heading “Underwriting, and (ii) the second sentence of the sub-paragraph “New Issue of Notes” under the heading “Underwriting”, and (C) the legal and/or marketing names of the Underwriters in any Issuer Free Writing Prospectus.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 7 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 7. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 in such proceeding that the Indemnifying Person may designate and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and reasonable and documented expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by the Indemnifying Person of such request and (ii) (A) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement or (B) the Indemnifying Person shall not have, on or before the 90th day after the receipt by the Indemnifying Person of such request, disputed in good faith that the fees and expenses claimed by the Indemnified Party are payable by the Indemnifying Person hereunder. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or was threatened to be made a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Securities. The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

8. Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by written notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange or the U.S. over-the-counter market; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or the U.S. over-the-counter market (other than as a result of exchange or market wide trading suspensions); (iii) a general moratorium on commercial banking activities shall have been declared by U.S. federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the reasonable judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

9. Defaulting Underwriter. (a) If, on the applicable Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons reasonably satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Company may postpone the applicable Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company and counsel for the Underwriters may be necessary in the Registration Statement and the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Prospectus that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 9, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of Notes or the number of Shares that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all Notes or the number of Shares to be purchased on such date, respectively, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Notes or the number of Shares, as applicable, that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the principal amount of Notes or the number of Shares that such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Notes that remains unpurchased, or the number of Shares that remains unpurchased, as applicable, exceeds one-eleventh of the aggregate principal amount of all Notes or the number of Shares to be purchased on such date, as applicable, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 10 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

10. Payment of Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable and documented costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in connection therewith; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information and the Prospectus (including any amendment or supplement thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the filing fees, if any, incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc. (FINRA), (v) the fees and expenses of the Company’s counsel and independent accountants; (vi) any fees charged by rating agencies for rating or confirming the rating agency treatment of the Securities; (vii) the fees and expenses of the Trustee, the Securities Administrator , any registrar and any paying or calculation agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with any filing the approval of the Securities for book-entry transfer by DTC; and (ix) all expenses incurred by the Company in connection with any “road show” presentation to potential investors. For the sake of clarity, the Company shall not be obligated to pay, or cause to be paid, the fees of legal counsel to the Underwriters.

(b) If (i) the Company for any reason fails to tender the Securities for delivery to the Underwriters or (ii) the Underwriters decline to purchase the Securities for any reason permitted under this Agreement (other than as a result of termination of this Agreement pursuant to Section 8), the Company agrees to reimburse the Underwriters for all out-of-pocket reasonable and documented costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby.

11. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and any controlling persons referred to herein, and the affiliates, officers and directors of each Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

12. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Underwriters contained in this Agreement or made by or on behalf of the Company or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or the Underwriters. The provisions of Section 7 and Section 10 will survive the termination or cancellation of this Agreement.

13. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City, Paris or Luxembourg; (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; (d) the term “written communication” has the meaning set forth in Rule 405 under the Securities Act ; and (e) the term “significant subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X promulgated by the Commission.

14. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York, Borough of Manhattan, over any suit, action or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b) The Company hereby irrevocably appoints ArcelorMittal USA, LLC as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any manner permitted by applicable law in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as its agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments that may be necessary to continue such appointment in full force and effect.

15. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

16. Miscellaneous. (a) Authority of the Representatives. Any action by the Underwriters hereunder may be taken by the Representatives on behalf of the Underwriters, and any such action taken by the Representatives shall be binding upon the Underwriters.

(b) Notices. All statements, requests, notices and agreements hereunder shall be in writing and, if to the Underwriters, shall be delivered or sent by telex, by facsimile transmission, in writing delivered by hand, or by telephone (to be promptly confirmed by telex or fax) to Crédit Agricole Corporate and Investment Bank at: 9, Quai du Président Paul Doumer, 92920 Paris, La Défense Cedex, France, attention Equity Syndicate (facsimile: +33 1 41 89 71 15), to Deutsche Bank AG, London Branch, 1 Great Winchester Street, EC2N 2DB, London, United Kingdom, attention ECM Syndicate desk (facsimile: +44 (0)20 7545 6327), to Goldman, Sachs &

Co., 200 West Street, New York, New York 10282, attention Registration Department (facsimile: +1 212 902 9316), and to Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, New York 10036, attention of Syndicate Department (facsimile: +1 646 855 3073), with a copy to ECM Legal (facsimile: +1 212 230 8730). Notices to the Company shall be given to it at: 24-26 boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg (facsimile: +352 4792 2189), Attention: Funding Department, 6, rue André Campra, 93212 La Plaine Saint Denis Cedex, France (facsimile: +331 71 92 10 05).

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. For the avoidance of doubt, the provisions of article 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies, as amended, do not apply to the Securities.

(d) Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(e) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(f) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

ARCELORMITTAL

By	/s/ H.J. Scheffer
Name:	H.J. Scheffer
Title:	Company Secretary

By	/s/ Thierry Royer
Name:	Thierry Royer
Tile:	Vice President and Group Treasurer

Accepted: January 9, 2013

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By	/s/ Olivier Jacquet
Name:	Olivier Jacquet
Title:	Managing Director

By	/s/ B. Bout
Name:	B. Bout
Title:	Managing Director

DEUTSCHE BANK AG, LONDON BRANCH

By	/s/ Saadi Soudavar
Name:	Saadi Soudavar
Title:	Attorney-in-Fact

By	/s/ Edward Sankey
Name:	Edward Sankey
Title:	Head of Equity Syndicate - Managing Director

GOLDMAN, SACHS & CO.

By	/s/ Daniel Young
Name:	Daniel Young
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/s/ Andreas Matthaeus
Name:	Andreas Matthaeus
Title:	Managing Director

Schedule 1

Underwriter	Principal Amount of Notes	Number of Shares
Crédit Agricole Corporate and Investment Bank	$562,500,000	26,119,403
Deutsche Bank AG, London Branch	$562,500,000	26,119,403
Goldman, Sachs & Co.	$562,500,000	26,119,403
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$562,500,000	26,119,403

Total	2,250,000,000	104,477,612

Schedule 2

Time of Sale Information

Term sheets containing the terms of the Securities substantially in the form of Schedule 3

Schedule 3

Final Term Sheets

ArcelorMittal

104,477,612 Common Shares

This final term sheet dated January 9, 2013 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated January 9, 2013 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. The information in this final term sheet supersedes the information contained in the Preliminary Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Ticker:	MT (NYSE, Luxembourg Stock Exchange, NYSE Euronext (Paris and Amsterdam); MTS (Spanish Exchanges)

Total Number of Shares Sold in the Offering:	104,477,612

Price of Shares:	€12.83 or $16.75 per Share (USD/EUR spot reference 1.3060)

Underwriters:	Goldman, Sachs & Co. is acting as Sole Global Coordinator and Joint Bookrunner. BofA Merrill Lynch, Crédit Agricole CIB and Deutsche Bank are acting as Joint Bookrunners.

Underwriting discount:	1.02% (€0.1309 or $0.1709 per Share), without giving effect to any additional potential discretionary payment of up to 0.425% to underwriters

Proceeds from Net of Aggregate Underwriting Discounts and Commissions:	$1,732 million, before payment of offering expenses of approximately $17,850,000 (without giving effect to any additional discretionary payment of up to 0.425% to underwriters)

Use of Proceeds:	The net proceeds of the Offering, after deduction of underwriting discounts and commissions and expenses of approximately $18.9 million, amount to approximately $1.73 billion. The Issuer intends to use the proceeds to repay existing indebtedness under outstanding bonds with maturities ranging from 5 months to 22 months and interest rates ranging from 4.625% to 8.25%.

Mittal Family Participation:	Certain members of the Mittal Family are purchasing $300 million of ordinary shares of the Issuer in this offering at a public offering price of $16.75 per ordinary share (corresponding to 17,910,448 ordinary shares) and are purchasing $300 million aggregate principal amount of Notes in the concurrent Note offering. Accordingly, following the completion of the combined offering (and assuming (i) no drawing under the share lending agreement between a Mittal Family entity and the Company and (ii) conversion of all Notes at the maximum conversion ratio), Mittal Family entities will own 37.42% of the Issuer’s ordinary shares. The Underwriters will not receive any discounts and commissions relating to the Mittal Family participation.

Concurrent Transaction:	Concurrently with this offering, the Issuer is offering $2.25 billion aggregate principal amount of 6.00% mandatorily convertible subordinated notes due 2016 (“Notes”) pursuant to a separate registration statement and prospectus. The Notes have an initial minimum conversion ratio of 1.19389 Shares per $25 principal amount of the Notes (subject to adjustment), and an initial maximum conversion ratio of 1.49254 per $25 principal amount of the Notes. The net proceeds of the Issuer’s Notes offering, after deduction of underwriting discounts and commissions and expenses of approximately $24.2 million, amount to approximately $2.23 billion. The underwriters of the common shares offered hereby will act as the underwriters for that offering. This offering is not contingent on the consummation of the Notes offering.

Pricing Date:	January 9, 2013

Issue Date:	January 14, 2013

Lock-Up:	180 days from the date hereof

If any information contained in this Final Term Sheet is inconsistent with information contained in the accompanying prospectus or Preliminary Prospectus, the terms of this Final Term Sheet shall govern.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

ArcelorMittal

$2,250,000,000

6.00% Mandatorily Convertible Subordinated Notes due 2016

This pricing term sheet dated January 9, 2013 relates only to ArcelorMittal’s offering (the “Notes Offering”) of its 6.00% Mandatorily Convertible Subordinated Notes due 2016 and should be read together with the preliminary prospectus supplement dated January 9, 2013 relating to the Notes Offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus) before making a decision in connection with an investment in the securities. The information in this pricing term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	ArcelorMittal

Ticker:	MT (NYSE, Luxembourg Stock Exchange, NYSE Euronext (Paris and Amsterdam); MTS (Spanish Exchanges)

Issue:	6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Notes”)

Maturity Date:	January 15, 2016, unless earlier converted or purchased and canceled

Aggregate Principal Amount Offered:	$2,250,000,000 aggregate principal amount of Notes

Underwriting Discount:	1.02% (without giving effect to any additional potential discretionary payment to the underwriters of up to 0.425%)

Proceeds Net of Aggregate Underwriting Discounts:	$2,227,050,000

Pricing Date:	January 9, 2013

Issue Date:	January 16, 2013

Issue Price:	100% of the principal amount of the Notes, plus accrued interest, if any, from the Issue Date

CUSIP/ISIN:	L0302D 178 / USL0302D1781

Interest Rate:	6.00% per annum

Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning on April 15, 2013, subject to the deferral as described in the Preliminary Prospectus Supplement

Interest Deferral:

Interest will be due and payable on each Interest Payment Date unless the Issuer elects not to pay such interest on such Interest Payment Date (which it may elect to do on any Interest Payment Date unless such Interest Payment Date is a Mandatory Interest Payment Date). Any such election not to pay interest shall not constitute a default of the Issuer, an Enforcement Event or any other breach of obligations under the Indenture or the Notes or for any other purpose.

Any interest not paid because of such an election of the Issuer will constitute “Optionally Deferred Payments.” Optionally Deferred Payments shall themselves bear interest at the same interest rate borne by the Notes (the “Additional Interest Amount”). Additional Interest Amounts will accrue from the Interest Payment Date on which such amounts were initially deferred, and will be compounded on subsequent Interest Payment Dates, quarterly, at the then-applicable interest rate on the Notes. The nominal amount of any Optionally Deferred Payments together with any Additional Interest Amount shall constitute “Optionally Outstanding Payments.”

The Issuer may pay outstanding Optionally Outstanding Payments (in whole but not in part) at any time upon giving not less than ten and not more than 15 Business Days’ notice to the holders in accordance with the Indenture (which notice will be irrevocable and will require the Issuer to pay the relevant Optionally Outstanding Payments on the payment date specified in such notice). All outstanding Optionally Outstanding Payments shall become due and payable (in whole but not in part) and shall be paid by the Issuer on any Mandatory Interest Payment Date.

Share Reference Price:	$16.75 per ordinary share of the Issuer (the public offering price in the Concurrent Equity Offering)

Conversion Premium:	Approximately 25% above the Minimum Conversion Price

Minimum Conversion Price:	Initially $16.75 per ordinary share of the Issuer, subject to adjustment (initially equal to the Share Reference Price)

Maximum Conversion Ratio:	Initially 1.49254 ordinary shares of the Issuer per $25 principal amount of the Notes, subject to adjustment

Maximum Conversion Price:	Initially $20.94 per ordinary share of the Issuer, subject to adjustment

Minimum Conversion Ratio:	Initially 1.19389 ordinary shares of the Issuer per $25 principal amount of the Notes, subject to adjustment

Ranking:

The obligations of the Issuer under the Notes constitute the Issuer’s direct, unsecured and subordinated obligations and will rank at all times pari passu without any preference or priority among themselves and will (subject to such exceptions as are from time to time mandatory under Luxembourg law) rank (a) in priority only to the rights and claims against the Issuer of the holders of Junior Securities; (b) pari passu with the rights and claims against the Issuer of the holders of any Parity Securities; and (c) junior to the rights and claims against the Issuer of the Issuer’s Senior Creditors.

As of the Issue Date of the Notes, the only Parity Securities are the Issuer’s U.S.$650,000,000 Subordinated Perpetual Capital Securities issued on September 28, 2012 and the only Junior Securities are the Shares.

Listing:	The Issuer will apply to list the Notes on the New York Stock Exchange (the “NYSE”), subject to satisfaction of the NYSE’s minimum equity listing standards with respect to the Notes. There can be no assurance that such requirement will be satisfied.

Underwriters:	Goldman, Sachs & Co. is acting as Sole Global Coordinator and Joint Bookrunner. BofA Merrill Lynch, Crédit Agricole CIB and Deutsche Bank are acting as Joint Bookrunners.

Total Net Proceeds/Use of Proceeds:	The net proceeds of the Notes Offering, after deduction of underwriting discounts and commissions (excluding any potential discretionary fees) and expenses of approximately $24.2 million, amount to approximately $2.23 billion. The Issuer intends to use the proceeds to repay existing indebtedness under outstanding bonds with maturities ranging from 5 months to 22 months and interest rates ranging from 4.625% to 8.25%.

Mandatory Conversion on the Maturity Date:	Each Note not converted prior to the 25th Trading Day immediately preceding the Maturity Date will be mandatorily converted on the Maturity Date into a number of Shares equal to the Relevant Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Accelerated Mandatory Conversion:	Upon the occurrence of an Accelerated Mandatory Conversion Event prior to the 25th Trading Day immediately preceding the Maturity Date, each $25 principal amount of Notes will be mandatorily converted on the Accelerated Mandatory Conversion Date into such number of Settlement Shares as is equal to the Maximum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Early Mandatory Conversion at the Option of the Issuer:	The Issuer may elect to cause the conversion of the Notes, in whole but not in part, into Shares at any time during the Conversion Period by giving not less than 30 and not more than 60 days’ advance notice, in which case each $25 principal amount of Notes will be mandatorily converted on the Optional Mandatory Conversion Date into such number of Settlement Shares as is equal to the Maximum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Voluntary Conversion Right of the Holder:	Each holder has the right to convert each of its Notes in whole or in part on any Business Day during the Conversion Period into a number of Settlement Shares equal to the Minimum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay any Optionally Outstanding Payments in respect of the Notes being converted. Accrued and unpaid interest from, and including, the preceding Interest Payment Date, if any, to, but excluding, the conversion date will be deemed to have been paid in full rather than canceled, extinguished or forfeited.

Voluntary Conversion upon the Occurrence of a Relevant Event:	Each holder who exercises its Voluntary Conversion Right during a Special Voluntary Conversion Period has the right to convert each of its Notes in whole or in part into Settlement Shares at the Relevant Event Conversion Ratio (in the event of a Relevant Event other than a Public Offer) or the Maximum Conversion Ratio (in the event of a Public Offer), as described in the Preliminary Prospectus Supplement. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date, in each case in respect of the Notes being converted.

Make-whole Amount:

An amount per Note calculated by the Calculation Agent and equal to the approximate value of the embedded option right that has not yet been compensated for up to the relevant Settlement Date, calculated pursuant to the following formula:

M	=	A	×	c
t

where:
	M	=	the Make-whole Amount;
	A	=	$4.18;
	c	=	the number of days from, and including, the relevant Settlement Date to, but excluding, the Maturity Date; and
	t	=	the number of days from, and including, the Issue Date to, but excluding, the Maturity Date.

Mittal Family Participation:	Certain members of the Mittal Family are purchasing $300 million aggregate principal amount of Notes in the Note offering and $300 million of ordinary shares of the Issuer in the concurrent share offering at a public offering price of $16.75 per ordinary share

(corresponding to 17,910,448 ordinary shares purchased in the concurrent share offering). Accordingly, following the completion of the combined offering (and assuming (i) no drawing under the share lending agreement between a Mittal Family entity and the Company and (ii) conversion of all Notes at the maximum conversion ratio), Mittal Family entities will own 37.42% of the Issuer’s ordinary shares. The underwriters will not receive any discounts and commissions relating to the Mittal Family participation.

Concurrent Equity Offering:	Concurrently with the Notes Offering, the Issuer is offering 104,477,612 ordinary shares of the Issuer by means of a separate prospectus in an offering registered under the Securities Act (the “Concurrent Equity Offering”). The net proceeds of the Concurrent Equity Offering, after deduction of aggregate underwriting discounts and commissions and expenses of approximately $18.9 million, amount to approximately $1.73 billion. BofA Merrill Lynch, Crédit Agricole CIB, Deutsche Bank Securities and Goldman, Sachs & Co., the underwriters of the Notes offered hereby, will act as the underwriters for the Concurrent Equity Offering. The Notes Offering is not contingent on the consummation of the Concurrent Equity Offering.

Accounting Treatment:	The principal amount of the Notes issued will be allocated according to IAS 32.31 between financial liabilities and equity taking into consideration transaction costs. On the basis of a principal amount of $2.25 billion and coupon of 6.00%, on a preliminary basis, an amount of approximately $131.0 million will be attributed to current financial liabilities, $244.2 million to non current financial liabilities and $1,847.8 million to equity. In case of the conversion of any Note there will be a transfer between equity and subscribed capital in the amount of the notional value of the issued shares.

Lock-Up:	180 days from the date hereof

The lender of ordinary shares of the Issuer referred to in the Preliminary Prospectus Supplement will have no voting rights with respect to loaned ordinary shares under the share lending agreement described in the Preliminary Prospectus Supplement.

It is expected that delivery of the Notes will be made against payment therefor on or about January 16, 2013 which will be 5 business days following the date of pricing of the Notes hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the common stock initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the accompanying prospectus or Preliminary Prospectus Supplement, the terms of this Pricing Term Sheet shall govern.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Notes Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Annex A

[Form of Comfort Letters]

Annex B

ArcelorMittal Lock-Up Agreement

January [    ], 2013

Crédit Agricole Corporate and Investment Bank

9, Quai du Président Paul Doumer

92920 Paris

La Défense Cedex

Deutsche Bank AG, London Branch

60 Wall Street

New York, New York, 10005

Goldman, Sachs & Co.

200 West Street

New York, New York, 10282

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park,

New York, New York, 10036

Re:	ArcelorMittal - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule 1 to such agreement (the “Underwriters”), with ArcelorMittal, a Luxembourg société anonyme (the “Company”), providing for a public offering of (i) 6.00% Mandatorily Convertible Subordinated Notes of the Company (the “Convertible Notes”) and (ii) 104,477,612 ordinary shares, without nominal value, of the Company (the “Underwritten Shares”). The Convertible Notes will be mandatorily convertible into new or existing ordinary shares of the Company (the “Ordinary Shares”).

The Convertible Notes and the Underwritten Shares will be registered pursuant to a Registration Statement filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Convertible Notes and the Underwritten Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Ordinary Shares, or any options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares, whether now owned or hereinafter acquired, whether owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Ordinary Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Ordinary Shares.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Convertible Notes and the Underwritten Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company issues an earnings release or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of Mr. and Mrs. Lakshmi Mittal or the immediate family of Mr. and Mrs. Lakshmi Mittal, or to any company wholly owned, whether directly or indirectly, by any such trust, provided that the trustee of the trust or the wholly owned company, as the case may be, agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of the Representatives on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the Ordinary Shares to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such Ordinary Shares subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such Ordinary Shares except in accordance with this Lock-Up Agreement, and, provided further, that any such transfer shall not involve a disposition for value.

In addition, notwithstanding the foregoing, this Lock-Up Agreement will not apply to (i) any transfer of the Undersigned’s Shares in the context of a restructuring of the structure through which trusts benefitting the Mittal family hold, directly or indirectly, Ordinary Shares, provided that each such affiliate transferee shall execute and deliver to the Representatives acting on behalf of the Underwriters a lock-up agreement in which it agrees to be bound by the restrictions set forth herein for the Lock-Up Period, (ii) any transfer of the Undersigned’s Shares or other securities (a) in connection with a public tender or exchange offer for the shares of the Company within the scope of the Luxembourg law of 19 May 2006 concerning public takeovers (loi du 19 mai 2006 concernant les offres publiques d’acquisition) or (b) in the context and in consideration of any merger or acquisition of assets, provided that in the case of (b) each such transferee shall execute and deliver to the Representatives acting on behalf of the Underwriters a lock-up agreement in which it agrees to be bound by the restrictions set forth herein for the Lock-Up Period, (iii) any pledge or granting of other type of security over the Undersigned’s Shares in connection with financing transactions or facilities to which the undersigned or any entity controlled by the undersigned (a) is a party as of the date hereof and/or (b) becomes a party hereafter, provided in the case of (b) that the beneficiary of such pledge or other security interest undertakes to the Underwriters to retain the Undersigned’s Shares that are the subject of such pledge or other security interest for the Lock-Up Period, (iv) any pledge or granting of other type of security over the Undersigned’s Shares in connection with financing transactions or facilities to which the undersigned is a party and which finances the acquisition of Ordinary Shares or Convertible Notes in the public offering referred to above, or (v) any transfer pursuant to the Share Lending Agreement dated as of January [    ], 2013, by and between Lumen Investments S.à.r.l and the Company.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering of the Convertible Notes. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Nuavam Investments S.à.r.l	Lumen Investments S.à.r.l

Authorized Signature	Authorized Signature

Title	Title

Annex C

Form of CFO Certificate